UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHEMICAL & MINING CO OF CHILE INC
Full Name of Registrant

Former Name if Applicable

El Trovador 4285, 6th Floor
Address of Principal Executive Office (Street and Number)

Santiago, Chile
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the Chilean Internal Revenue Service (Servicio de Impuestos Internos or the “SII”) has been conducting tax investigations related to the payment of invoices by Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) for services that have not been properly supported. The Chilean Public Prosecutor (Ministerio Público) has been conducting a related investigation to determine whether such payments may be linked with alleged violations of political contribution laws involving a number of Chilean companies, including the Company, and government officials. The Company has identified to the SII approximately US$11 million in payments by the Company and up to an additional US$2 million in payments by the Company’s subsidiaries during the tax period 2009-2014 that may not meet the requirements to be qualified as tax deductible expenses under the Chilean tax code because of insufficient supporting documentation. The Company’s board of directors created an ad-hoc committee of board members to conduct an internal investigation of these payments and the ad-hoc committee has retained independent U.S. and Chilean legal counsel and forensic accountants to assist it in its investigation.

The Company is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) within the prescribed time period pending the outcome of matters subject to the internal investigation. The Company will file the 2014 Form 20-F, including the 2014 audited financial statements, as promptly as practicable; however, the Company is presently uncertain as to the date by which the audited financial statements and related audit report will be available for filing with the U.S. Securities and Exchange Commission (the “Commission”), and such filing may not occur by May 15, 2015 (the extended deadline for filing).

The Company has furnished to the Commission on Forms 6-K filed on February 26, March 12, 13, 17, 18, 20, 25, 27 and 31 and April 1, 24 and 27, 2015, information relating to the events giving rise to the pending investigation, the establishment and composition of the ad-hoc committee of the board of directors conducting the internal investigation, and related corporate governance matters.

The Company expects to furnish by May 1, 2015 to the Commission on Form 6-K certain business, operating and other data that would be contained in a Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gerardo Illanes	+56 2	2425-2485
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit 99.1 to this Form 12b-25, which is incorporated by reference herein.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2015	By:	/s/ Ricardo Ramos
Ricardo Ramos CFO & Vice-President of Development

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.